DITTYBASE TECHNOLOGIES INC

Computershare

Please return completed form to:
Computershare
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

☐ **Interim Financial Statements**
Mark this box if you would like to receive Interim Financial Statements by mail.

☐ **Annual Financial Statements**
Mark this box if you would like to receive the Annual Financial Statements by mail.

Financial Statements Request Form

Rather than receiving financial statements by mail, you may choose to access them at www.sedar.com, or by registering online at www.computershare.com/mailinglist. If you would like to receive either interim financial statements and associated Management Discussion and Analysis and/or the annual financial statements and associated Management Discussion and Analysis, please make your selection above.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

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Name

Apt | Street Number | Street Name

City | Prov. / State | Postal Code / Zip Code

DTBQ

3 L T E

3LTE04

DTBQ.BEN_JA.E.7739.PULLS/000001/000001/i